Exhibit 99.2

Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401
October 18, 2006
To:     All Applicable Commissions & Exchanges
Dear Sirs:
Subject:     Glamis Gold Ltd.
We confirm that the following material was sent by pre-paid mail on October 17th, 2006 to the registered shareholders and non-objecting beneficial owners (NOBO’s) of Common shares of the subject Corporation:
A	Supplement to the Notice and Information Circular for the Special Meeting of Shareholders

B	Form of Proxy – Registered Holders Only

C	Voting Instruction Form – NOBO’s Only

D	Return Envelope – Non Prepaid All Countries Postage
We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.
In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.
Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.
“Ana Garcia”
Mailing Specialist
Stock Transfer, Client Services
Telephone:     604.661.9400 (ext 4320)
Fax:                604.661.9401